Exhibit 12.1
Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)
(unaudited)

	Three
	Months
	Ended
	March 31,
	2009	2008	2007	2006	2005	2004

Consolidated income from continuing operations	$20,365	$38,566	$43,622	$36,844	$7,306	$14,287
Combined Fixed Charges	28,583	115,574	119,210	119,299	114,686	102,218

Earnings	$48,948	$154,140	$162,832	$156,143	$121,992	$116,505

Interest incurred	23,895	96,606	100,206	100,404	97,894	88,985
Amortization of deferred financing costs	655	2,824	2,864	2,757	2,818	2,169
Perpetual Preferred OP unit Distributions	4,033	16,144	16,140	16,138	13,974	11,248

Combined Fixed Charges	$28,583	$115,574	$119,210	$119,299	$114,686	$102,402

Earnings/ Combined Fixed Charges	1.71	1.33	1.37	1.31	1.06	1.14